Via Facsimile and U.S. Mail
Mail Stop 6010


March 9, 2006


Mr. Dan R. Carmichael
Chief Executive Officer and Director
Ohio Casualty Corporation
9450 Seward Road
Fairfield, OH  45014

Re:	Ohio Casualty Corporation
	Form 10-K for Fiscal Year Ended December 31, 2004
      File No. 0-05544

Dear Mr. Carmichael:

	We have completed our review of your Form 10-K and have no further comments at this time.

								Sincerely,



      Kevin Woody
								Branch Chief